EXHIBIT 99.1
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    Cordiant Communications Group plc ("Cordiant") and WPP Group plc ("WPP")

The boards of Cordiant and WPP announce that, with the agreement of the majority of Cordiant's secured lenders, they are in exclusive and advanced negotiations with a view to the acquisition by WPP of Cordiant by means of a recommended scheme of arrangement. Cordiant and WPP expect to make a further announcement in the near future.

                                                                    17 June 2003

Enquiries
Cordiant                                        WPP

College Hill                                    Buchanan Communications
+44 (0) 20 7457 2020                            +44 (0) 20 7466 5000
Alex Sandberg                                   Richard Oldworth
Adrian Duffield                                 Mark Edwards


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